

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 12, 2023

Joseph E. Kurczodyna
Acting Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

> **Re: Blackstar Enterprise Group, Inc.**
> **Amendment No. 9 to**
> **Registration Statement on Form S-1**
> **Filed May 26 2023**
> **File No. 333-257978**

Dear Joseph E. Kurczodyna:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2023 letter.

Amended Form S-1 filed May 26, 2023

General

1.   Refer to your response to comment 1. Please add a risk factor describing the risks, including related to potential rescission rights, if the April 17, 2023 cointelegraph.com article and statements or graphics included in that article are deemed to be an "offer" or "sale" in the absence of an effective registration statement or available exemption. In your revised disclosure, please provide sufficient factual context for the risks described. Please also revise the prospectus as necessary to ensure that the prospectus disclosure is consistent with the corrective disclosure included in your Form 8-K filed May 1, 2023.

Joseph E. Kurczodyna
Blackstar Enterprise Group, Inc.
June 12, 2023
Page 2

      Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Crypto Assets

cc: Christen Lambert